

Mail Stop 4546

November 21, 2016

Sean A. McCarthy
President and Chief Executive Officer
CytomX Therapeutics, Inc.
151 Oyster Point Blvd., Suite 400
South San Francisco, California 94080

> **Re: CytomX Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2016**
> **File No. 333-214418**

Dear Mr. McCarthy:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Sales Agreement Prospectus Cover Page

1.   Your disclosure on the sales agreement prospectus cover page states that sales may be made "to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law, including in privately negotiated transactions." Please tell us whether sales made to or through a market maker, sales made in negotiated transactions at market prices or at prices related to prevailing market prices or sales made in privately-negotiated transaction satisfy the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at (202) 551-3170 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark V. Roeder, Esq.
Latham & Watkins LLP